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                                                                 EXHIBIT (a)(5)

                       Press Release, dated May 18, 1999

          AMSTED TO COMMENCE $35-PER-SHARE CASH TENDER OFFER FOR VARLEN COMBINATION WOULD CREATE $2 BILLION TRANSPORTATION EQUIPMENT LEADER.

   CHICAGO, May 18, 1999--AMSTED Industries Incorporated, a leading manufacturer of products for the rail, truck and auto components industries, today announced that it intends to commence a tender offer for all of the outstanding shares of Varlen Corporation (Nasdaq: VRLN) at $35 per share in cash. AMSTED has secured a financing commitment from Citibank, N.A. as agent and Salomon Smith Barney as arranger to complete the transaction, which is valued at approximately $700 million, including assumed debt. Salomon Smith Barney is also AMSTED's financial advisor on the transaction.

   The tender offer was approved by AMSTED's Board of Directors and will commence in the next five business days. The tender offer will be subject to the removal of Varlen's rights plan, the waiver of Delaware anti-takeover provisions and customary conditions. The offer will also be conditioned on the tender of a majority of Varlen's shares.

   The all-cash price, which is above Varlen's all-time high, represents immediate liquidity to shareholders, a 35% premium over Monday's closing price of $25 15/16 per share and a 50% premium over the last 60-day per-share average. Varlen's 60-day trading average of $23.37 is little changed from its two-year average of $22.68.

   AMSTED's Chairman, President and Chief Executive Officer, Arthur W. Goetschel, said, "We are announcing this offer because our requests for friendly discussions over the last two weeks were repeatedly denied by Varlen's management and Board of Directors."

   "There are compelling reasons to bring these two companies together," Mr. Goetschel added. "Both companies participate in the rail, truck and auto component industries, which are all consolidating. We are providing a platform for the businesses to expand more rapidly and an attractive premium to Varlen's shareholders."

   Varlen, which is based in Naperville, Illinois, is a manufacturer of engineered transportation products for the rail, truck and auto component industries. It posted annual revenues last year of approximately $650 million.

   AMSTED Industries, which is based in Chicago, is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer of products for the rail, truck and auto component industries. The Company, which has annual revenues of approximately $1.3 billion, manufactures its products in 32 plants worldwide and is one of the largest 100% employee-owned companies in the country.

   "Although AMSTED and Varlen do not compete directly, over 90% of Varlen's business portfolio fits with AMSTED's businesses, which is extraordinary considering the diversity of the markets served by both companies. The combined company would be a leader in every significant market that it serves," Mr. Goetschel said. "We manufacture complementary products serving the rail, truck and auto markets, and the two companies share a decentralized approach to managing businesses. We firmly believe that these factors make this combination an excellent strategic fit for both companies, their customers, employees and shareholders.

   "AMSTED and Varlen would provide customer solutions unmatched in the rail, truck and auto industries while building substantial shareholder value. We believe that our proposal is in the best interests of both companies' shareholders," said Mr. Goetschel.
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   "It continues to be our objective to conclude a negotiated transaction with
Varlen, but we are determined that this process go forward now," Mr. Goetschel added.

   This news release does not constitute an offer to purchase any securities, nor solicitation of a proxy, consent or authorization for or with respect to a meeting of the shareholders of AMSTED Industries Incorporated or Varlen Corporation or any action in lieu of a meeting. Any solicitations will be made only pursuant to separate materials in compliance with the requirements of applicable federal and state securities laws.